EXHIBIT 99.3

[LETTERHEAD OF COMMUNITY BANCORP.]

________, 2009

Dear Shareholder:

I am pleased to enclose a Prospectus for our Dividend Reinvestment Plan, which we have updated in connection with our commitment of an additional 250,000 shares of common stock for issuance under the Plan.

As described in the Prospectus, we have added a new source of shares for purchase under the Plan. In addition to newly-issued and treasury shares, common stock purchased under the Plan may consist of shares purchased in the open market or in privately negotiated transactions. Our affiliate, Community Financial Services Group, LLC (CFSG) will make those purchases on the Plan’s behalf. The purchase price paid by plan participants for those shares will be the actual price paid by CFSG, excluding any brokerage commissions, fees or other expenses, which will be borne by the Company. The Prospectus also includes updated historical price, book value and dividend information for the Company’s common stock.

If you are currently enrolled in the Plan, your participation will continue without interruption; no action is necessary. If you are currently enrolled but wish to terminate your participation, please complete, sign and return the enclosed termination card.

If you are not yet enrolled and would like to do so, the Prospectus includes an authorization card for your use.

We appreciate your continued interest in our company. If you have any questions about our Dividend Reinvestment Plan, feel free to call me, Chairman Richard White or Corporate Secretary Chris Bumps in our shareholder services department at (802) 334-7915.

Sincerely,

Stephen P. Marsh

President and CEO